October 29, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	CLIC Technology, Inc.
Request to Withdraw Prospectus Supplement File No. 333-208350

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CLIC Technology, Inc. (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission consent to the withdrawal of the Company’s Prospectus Supplement together with all exhibits thereto (the “Prospectus Supplement”), to the Company’s Registration Statement on Form S-1 (File No. 333-208350) (the “Registration Statement”). The Prospectus Supplement was originally filed on June 15, 2018. The Company has deregistered the remaining shares on the Registration Statement as they are no longer being offered or sold pursuant to the Registration Statement. No securities were sold under the Prospectus Supplement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our attorney, Jonathan Leinwand, at (954) 903-7856.

Sincerely, CLIC TECHNOLOGY, INC.

By:	/s/ Roman Bond
Roman Bond
Chief Executive Officer